SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
 For the month of July 2015
Commission File Number 001-32640
DHT HOLDINGS, INC.
 (Exact name of Registrant as specified in its charter)
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

The press release issued by DHT Holdings, Inc. (the “Company”) on July 22, 2015 related to its announcement of a new policy regarding dividend and capital allocation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit List
Exhibit	Description

99.1	Press Release dated July 22, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DHT Holdings, Inc.
(Registrant)

Date: July 29, 2015	By:	/s/ Eirik Ubøe
Eirik Ubøe Chief Financial Officer